SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2009

(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

R. Tamoios, 246
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL Announces September 2009 Traffic Figures

São Paulo, October 5, 2009 – GOL Linhas Aéreas Inteligentes S.A. (Bovespa: GOLL4 and NYSE: GOL), Latin America’s largest low-cost and low-fare airline, announces its preliminary traffic figures for September 2009.

Management Comments

In September 2009, GOL recorded a 26.6% year-on-year growth in air traffic demand due to the following factors: (i) the increased supply and improved distribution of seats due to the merger of GOL and VRG’s operations in 4Q08; (ii) the continued revitalization of the SMILES program (Latin America’s largest mileage program with more than 6.4 million members) and (iii) fiercer competition in the domestic market, with successive fare reductions that drove up demand sharply in September.

In this scenario, domestic market demand moved up by 36.4% over September 2008 and by 6.5% over August 2009. However, the factors behind this demand increase were partially offset by the fewer number of days in September compared to August. International demand dropped by 22.4% year-on-year due to the reduction in the supply of seats on less profitable international routes.

In comparison with August 2009, international demand rose by 21.1% due to the same factors that drove domestic demand and the recovery of traffic to Chile and Argentina, since the end of winter has led a substantial reduction in H1N1 flu cases.

On the capacity front, seating capacity per kilometer flown climbed by 8.7% over September 2008, mainly due to the expansion of the operating fleet and a 4.2% decline in consolidated capacity in comparison with August 2009, due to the reduction in the supply of seats in the international market.

	September	September		August
Operating Data	2009 *	2008 *	% Chg. (YoY)	2009 *	% Chg. (MoM)

Total System
ASK (mm) (1)	3,289.7	3,027.4	8.7%	3,432.6	-4.2%
RPK (mm) (2)	2,184.6	1,725.3	26.6%	2,025.9	7.8%
Load Factor (3)	66.4%	57.0%	9.4 pp	59.0%	7.4 pp
Domestic Market
ASK (mm) (1)	2,922.1	2,547.5	14.7%	3,019.0	-3.2%
RPK (mm) (2)	1,962.6	1,439.3	36.4%	1,842.6	6.5%
Load Factor (3)	67.2%	56.5%	10.7 pp	61.0%	6.2 pp
International Market
ASK (mm) (1)	367.5	479.9	-23.4%	413.5	-11.1%
RPK (mm) (2)	222.0	286.0	-22.4%	183.3	21.1%
Load Factor (3)	60.4%	59.6%	0.8 pp	44.3%	16.1 pp

( * ) September 2009 preliminary figures; September 2008 and August 2009 ANAC figures.

In line with its focus on optimizing operating profitability, the utilization ratio of GOL’s operational fleet (measured in block hours) remained above 12 hours/day.

As a result of the highly competitive price scenario in the domestic market, at unsustainable levels, average net yield in September was around R$17.00 cents, taking the quarterly yield to slightly to approximately R$19.00 cents.

Despite the decrease in average net yield, the Company has maintained its operating cash generation in line with the two previous quarters.

Operating Data	3Q09	3Q08	% Chg.	2Q09	% Chg.
Total System - Quarter
ASK (mm) (1)	10,212.7	9,909.3	3.1%	9,635.2	6.0%
RPK (mm) (2)	6,705.8	5,942.5	12.8%	5,794.7	15.7%
Load Factor (3)	65.7%	60.0%	5.7 pp	60.1%	5.5 pp

(1) Available seat kilometers, or ASK, represents the aircraft seating capacity multiplied by the number of kilometers the seats are flown.
(2) Revenue passenger kilometers, or RPK, represents the number of kilometers flown by revenue passengers.
(3) Load factor represents the percentage of aircraft seating capacity that is actually utilized (calculated by dividing RPK by ASK).

CONTACT:	About GOL Linhas Aéreas Inteligentes S.A.
Investor Relations
About GOL Linhas Aéreas Inteligentes S.A. (Bovespa: GOLL4 and NYSE: GOL),the largest low-cost airline in Latin America, offers around 800 daily flights to 49 destinations that connect all the most important cities in Brazil and ten major destinations in South America. The Company operates a young, modern fleet of Boeing 737 Next Generation aircraft, the safest and most comfortable of its class, with high aircraft utilization and efficiency levels. The Company’s service is recognized as the best value proposition in the market.
Leonardo Pereira - CFO and IRO
Rodrigo Alves – Head of IR
Phone: (11) 2128-4700
E-mail: ri@golnaweb.com.br
Website: www.voegol.com.br/ri
Twitter: www.twitter.com/GOLInvest

Corporate Communication
Phone: (11) 2128-4413
comcorp@golnaweb.com.br

Media Relations	This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of GOL. These are merely projections and, as such, are based exclusively on the expectations of GOL’s management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors and risks disclosed in GOL’s filed disclosure documents and are, therefore, subject to change without prior notice.
Edelman (U.S. and Europe) :
M. Smith and N. Dean
Phone: 1 (212) 704-8196 / 704-4484
meaghan.smith@edelman.com or
noelle.dean@edelman.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 5, 2009

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Name: Leonardo Porciúncula Gomes Pereira Title: Executive Vice-President and Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.